October 12, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Brad Skinner

Re:         @Road, Inc.
Form 10-K for the year ended December 31, 2005
File No. 000-31511

Dear Mr. Skinner:

We received the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 29, 2006 (the “SEC Comment Letter”) regarding the above referenced Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) of @Road, Inc. (“@Road” or the “Company”). We are delivering this letter to you to respond to the comments set forth in the SEC Comment Letter. The numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. The Company’s responses are set forth in bold type.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Intangible Assets, page 70

1.                  Your response to prior comment number 4 from our letter dated August 18, 2006 indicates, in part, that the amortization periods for the customer contracts were based on initial contract terms and expected periods of renewal. Explain to us your basis for including expected renewal periods in your assessment of the amortization periods. As part of your response, tell us whether there are contractual provisions that enable renewal or extension of the contractual life without substantial cost. Also, describe the evidence that supports renewal or extension and that renewal or extension can be accomplished without material modifications of the existing terms or conditions. See SFAS 142, par.11(d).

The Company respectfully draws the Staff’s attention to comment number four to the Staff’s letter dated August 18, 2006 and the Company’s response thereto which both relate to the amortization periods for the intangible asset, “customer relationships,” as distinct from customer contracts. The Company therefore respectfully assumes comment number one to the SEC Comment Letter was also intended to address the amortization periods of customer relationships, and has prepared the following response accordingly.

The Company acquired the customer relationships of Vidus Limited (“Vidus”), which represent the repeat business revenue that is likely to be executed by existing customers. As of the acquisition date, Vidus had two customer relationships. The Company determined the estimated life of these customer relationships based on the accounting guidance in SFAS 142, par. 11(a-e) as follows:

a.                 The expected use of the asset by the entity:   The Company expects that the customer relationships will continue throughout the remaining three year term of their respective customer contract. The Company also believes the contracts with these customers, which were originally for a five year period, will be renewed after the existing five year commitments end in March 2008 due to the fact that the Company’s product is deeply integrated with these customers’ systems. The Company believes that in order to replace the Company’s product these customers would incur significant disruptions to their businesses because they rely on the product to schedule their job requests and mobile workers in real time on a daily basis.

b.                 The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate:   The expected useful life of the technology was a limiting factor in considering the life of the customer relationships.

c.                 Any legal, regulatory, or contractual provisions that may limit the useful life:   This is not applicable as the customer relationships are not contingent upon the terms of the contracts existing at the date of acquisition.

d.                 Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost:   The existing customer contracts contain provisions that enable renewal of the asset’s legal or contractual life. Additionally, the contracts enable the customers to purchase additional services and licenses. The Company believes that there are no significant incremental costs for the renewal or extension of the customer contracts when considering the cost of obtaining and/or maintaining these customer relationships.

e.                 The effects of obsolescence, demand, competition and other economic factors:   The Company considered the effects of obsolescence and competition in estimating the useful life of the customer relationships. Due to the fact that the Company’s product is deeply integrated with these customers’ daily operations and information technology systems such that it would be difficult to remove or replace the products, the

Company believes the effects of obsolescence and competition will not impact the estimated useful life of the customer relationships.

Based on the analysis above, the Company believes that the estimated useful life of its customer relationships is ten years. In consideration of the above and the estimation of the asset life of ten years, when valuing the acquired technology, the Company considered the present value of estimated future cash flows from the customer relationships over a ten year period.

a.                 Describe for us, in greater detail, the evidence you considered in determining the amortization period for the acquired technology, Taskforce. Indicate when the technology reached technological feasibility and how long it has been directly involved in revenue generating activities. Explain how your determination of a 10 year amortization period is consistent with your operating history and the competitive and rapidly evolving nature of the markets in which you operate.

Taskforce was originally developed by British Telecom (“BT”) as a workforce scheduling and automated dispatch system for its workforce based in the United Kingdom. Ultimately, the product and the development team were spun-off into Vidus, which was eventually acquired by @Road.

The technology underlying the Taskforce product reached technological feasibility in 1997, and it has been directly involved in revenue generating activities since 2001. In 1997, BT began using the technology underlying the Taskforce product, including the dynamic scheduling algorithms still used today. In June 2001, Taskforce was first made available on an external basis through a trial deployment of the product in the UK. The first license sales were in 2002.

The Company determined the estimated economic life of the technology based on the accounting guidance in SFAS 142, par. 11(a-e) as follows:

a.                 The expected use of the asset by the entity:   The Company analyzed the operating history of the technology. BT has used the product currently sold today for approximately 10 years. Additionally, the Company believes that Taskforce is a critical system to the Company’s customers because it is embedded in their daily operations. Certain customers have indicated to the Company that they have altered the way they do business in order to conform to Taskforce’s features and operating structure. Taskforce requires large capital expenditures by the Company’s customers and the implementation can take up to two years. Given the tight integration with daily operations, significant capital expenditures, software implementation time and complexity, and the complexity of the customer process changes that were effected to take advantage of Taskforce, the Company believes that most customers will use Taskforce for a significant period of time before considering a replacement in order to obtain a return on their investment.

b.                 The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate:   The Company does not expect the underlying technology within the Taskforce product to change over the expected life given the product’s history as discussed above.

c.                 Any legal, regulatory, or contractual provisions that may limit the useful life:   This is not applicable as there are no legal, regulatory or contractual provisions that limit the estimated useful life of the technology.

d.                 Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost:   This is not applicable as there are no legal, regulatory or contractual provisions that have an impact on the estimated useful life of the technology.

e.                 The effects of obsolescence, demand, competition and other economic factors:   The Company believes that historically, industry investments in technology and tools to more efficiently manage mobile resources have been relatively low. Therefore, the Company further believes that many companies will need to upgrade to a better solution such as Taskforce in the reasonably near term. The Company believes the following factors tend to reduce the effect of competition on the estimated useful life of the technology: (1) Taskforce tends to become deeply integrated into customers’ daily operations and information technology systems making it difficult to replace with a competitor’s product; and (2) the Company is aware of no competing technology that combines dynamic scheduling, dispatching and capacity planning capabilities in a single product capable of addressing the number of field service technicians and variables that Taskforce handles. This means customers who choose a competitor’s product must work with multiple vendors in order to obtain functionality similar to that of Taskforce. Further, the Company believes that the Mobile Resource Management (“MRM”) market evolves rapidly as a whole, and segments of the MRM market can evolve more or less rapidly over time than the markets for other MRM market segments. With respect to the highly-specialized core Taskforce functionality, the Company believes that the relevant market segment evolves on the slower end of the applicable spectrum.

In consideration of the above and the estimation of the asset life of ten years, when valuing the acquired technology, the Company considered the present value of estimated future cash flows from the technology over a ten year period. In its analysis, the Company did not consider enhancements to the technology when estimating these future cash flows as the Company does not anticipate enhancements that would fundamentally alter the technology, its future cash flows or its useful life.

Based on the foregoing, we do not believe an amendment to our Annual Report on Form 10-K is necessary.

Per your request, the Company acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions concerning the Company’s responses to the SEC Comment Letter contained herein should be directed to James D. Fay at 510-870-1273 or Ron Austin at 510-870-1967.

Very truly yours,

/s/ JAMES D. FAY

James D. Fay
Senior Vice President, Corporate Affairs and
General Counsel